[LETTERHEAD]

December 8, 2008

VIA EDGAR AND HAND DELIVERY

John Reynolds, Esq.

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	CareGuide, Inc.

Schedule 13E-3, Amendment No. 1, filed on October 24, 2008 (File No. 005-50085)

Revised Preliminary Schedule 14C filed on October 24, 2008 (File No. 000-22319)

Dear Mr. Reynolds:

On behalf of CareGuide, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s Revised Preliminary Information Statement on Schedule 14C (the “Information Statement”), marked to show changes from the Revised Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2008. The Company is contemporaneously filing Amendment No. 2 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on September 5, 2008 and amended by Amendment No. 1 thereto on October 24, 2008 (as amended, the “Schedule 13E-3”).

This Information Statement is being filed in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated November 26, 2008, with respect to the Information Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Information Statement.

Information Statement

Special Factors, page 11

Background of the Reverse/Forward Stock Split, page 11

1.

We note your response to comment 41 of our letter dated October 7, 2008. Please clarify how Navigant determined that Mr. Tran’s departure would result in lower range equity valuations from $.14 per share to $.12 per share. It is unclear how Navigant quantified the impact of Mr. Tran’s departure.

The Company respectfully advises the Staff that, as indicated in the Company’s prior response, Navigant determined that the disruption in the Company’s day-to-day operations caused by the departure of Mr. Tran, coupled with the loss of institutional knowledge that Mr. Tran brought to his position, created a materially greater amount of risk in the Company’s short- and intermediate-term ability to meet its projected financial goals, and warranted a significantly greater range of values of the Company’s common stock to adjust for the potential outcome risk. Navigant also expressed concern about the impact on the Company of the changing political environment around healthcare and healthcare management. At the time Navigant was preparing to issue its final report to the Special Committee, at least one of the two major political parties had made it clear that healthcare would be a major focus of the next administration. The precise impact of such a focus was not known. However, on review of the original valuation, Navigant determined that the uncertainty surrounding public policy in this area, which could have a material impact on the Company’s business and financial prospects, was substantial and warranted a wider range of values for the common stock. Although the quantification of the Tran departure and the changing political environment is inherently subjective, Navigant quantified the aggregate effect of these risks by increasing the maximum discount rate used in its discounted cashflow analysis from 22% to 24%, which caused the low end of the valuation range to decrease from $0.14 to $0.12 per pre-split share. The disclosure on page 15 of the Information Statement has been revised in response to the Staff’s comment.

Factors Considered in Determining Fairness, page 27

Substantive Fairness, page 27

2.

Please provide more detail regarding the other factors considered by the board of directors, in addition to Navigant’s report and opinion, regarding the determination of the $.14 price. In addition, please indicate any conclusions reached by the board regarding these factors.

The disclosure on page 28 of the Information Statement has been revised in response to the Staff’s comment.

Summary of Fairness Opinion, page 30

Discounted Cash Flow Analysis, page 32

3.

We note your response to comment 29 of our letter dated October 7, 2008. We reissue the comment in part. First, please explain why the median control premium of the transactions analyzed by Navigant of 28% implies a discount of 22%. In addition, please clarify the source of the 20% to 40% “historical range of discounts.”

The Company supplementally advises the Staff that the median control premium of the transactions analyzed by Navigant, which was approximately 28%, implies a discount of approximately 22% based on the following equation:

Discount	= [premium / (1 + premium)]
= [28.0% / 1 + 28.0%]
= 22.0%

The Company also supplementally advises the Staff that Navigant’s historical range of discounts for lack of marketability of between 20% to 40% is based on Exhibit 17-5, Page 404, Valuing a Business, Pratt, Reilly & Schweihs (2000), an established industry source.

The disclosure on page 35 of the Information Statement has been revised in response to the Staff’s comment.

Additional Information

In addition to the foregoing, the Company respectfully advises the Staff that on November 21, 2008, the Board of Directors of the Company (the “Board”) unanimously approved reducing the ratio at which the Company intends to effect the reverse split from 1-for-100,000 to 1-for-50,000. A corresponding change in the forward split ratio was also approved by the Board. The other material terms of the going-private transaction, including the cash price of $0.14 per pre-split share to be paid to the holders of fractional interests following the reverse/forward stock split, were not changed. The Board elected to change the split ratios following its receipt of information that the Investor Group (as such term is defined in the Information Statement), responding to the sustained and severe downturn in the U.S. economy, was no longer willing to fund the cash out of fractional interests based on the originally-proposed ratios. Instead, the Investor Group recommended that the Board utilize the new ratios, which would effectively reduce the Investor Group’s expected aggregate commitment to purchase shares of the Company’s preferred stock to fund the purchase of fractional interests from an estimate of approximately $1.1 million to approximately $0.8 million. The Board’s determinations and background information related to the change in ratios are discussed in detail on pages 16-17 of the Information Statement. Following the Board’s approval, one member of the Investor Group solicited the written consent of the other members of the Investor Group in their capacities as existing stockholders of the Company with respect to the stockholder actions contemplated by the Information Statement. The members of the Investor Group hold sufficient shares in the aggregate to approve changes to the Company’s Certificate of Incorporation to effect the reverse and forward splits using the new ratios and the increase in the Company’s authorized capital. The consent of stockholders was solicited in reliance on the exemption from Regulation 14A contained in Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

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Please fax any additional comment letters concerning the Information Statement to (703) 456-8100 and direct any further questions or comments concerning the Information Statement or this response letter to either the undersigned at (703) 456-8034 or Geoffrey M. Ossias, Esq., of this office, at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano, Esq.

Cooley Godward Kronish LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, VA 20190

cc:	Chris Paterson
Edwin Kim

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